Filed pursuant to Rule 424(b)(3)
                                                    Registration No. 333-36624



PROSPECTUS

                        ALLOU HEALTH & BEAUTY CARE, INC.

                     SALE OF 110,243 SHARES OF COMMON STOCK

         Tri-State Pharmaceuticals Consultants Corp., the selling stockholder, is selling up to 110,243 shares of our common stock
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             AMEX Stock Exchange Symbol: "ALU"

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         On July 10 2000, the closing sale price of one share of our Class A Common Stock on the AMEX Stock Exchange was $7.25.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE CAPTION "RISK FACTORS" ON PAGE 5 OF THIS PROSPECTUS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is August 10, 2000

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                                TABLE OF CONTENTS

Risk Factors..................................................................3
Where You Can Find More Information About Us..................................5
Use of Proceeds...............................................................6
Dividend Policy...............................................................6
Selling Stockholders .........................................................7
Description of Securities.....................................................8
Plan of Distribution .........................................................9
Indemnification for Securities Act Liabilities...............................10
Legal Matters................................................................10
Experts .....................................................................10

                                  RISK FACTORS

         BEFORE YOU BUY SHARES OF OUR CLASS A COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS ASSOCIATED WITH SUCH PURCHASE, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR CLASS A COMMON STOCK.

BECAUSE WE HAVE LARGE DEBT REQUIREMENTS, WE ARE LIMITED IN HOW WE SPEND OUR FUNDS AND ARE LIMITED IN OUR ABILITY TO RAISE ADDITIONAL FUNDS IN FUTURE FINANCINGS

         In order to finance our operations, we have a working capital line of credit with a consortium of banks led by the Fleet Capital, Corp. Of our total indebtedness of $183,798,607 outstanding at March 31, 2000, $148,470,692 was outstanding under this line of credit. This line of credit is secured by substantially all of our assets and our subsidiaries, which are co-borrowers under the line of credit. The line of credit is revolving, and interest on the loan balance is payable monthly at 3/8% above the prime rate or 2% above the Eurodollar rate at our option. We utilize cash generated from operations to reduce short-term borrowings, which in turn acts to increase loan availability consistent with our financing agreement. The line of credit restricts our ability to incur additional indebtedness, pledge assets, declare dividends or make distributions to stockholders without the consent of the banks. If we violate any loan covenants or we default on our obligations, the banks could elect to declare our indebtedness immediately due and payable and foreclose on our assets. As of the date of this prospectus, we are in compliance with all of the terms of our financing agreements.

         Based on our net income for the fiscal year ended March 31, 2000 of $14,959,000 and our long term debt as of March 31, 2000 of $1,640,222, our earnings to fixed charges ratio is 1 to .1.

IF WE LOSE ANY MEMBERS OF OUR KEY MANAGEMENT THEN OUR BUSINESS WILL SUFFER

         Our business is greatly dependent upon the efforts of Mr. Victor Jacobs, our Chairman of the Board, Mr. Herman Jacobs, our Chief Executive Officer, Mr. David Shamilzadeh, our President and Chief Financial Officer and Mr. Jack Jacobs, our Executive Vice President. If we lose the services of any of these individuals or other key personnel it could adversely affect the conduct of our business. We have obtained "key man" life insurance on each of the Jacobs in the amount of $1,000,000.


IF WE CAN'T ATTRACT TALENTED WORKERS, THEN WE WILL HAVE TROUBLE COMPETING

         Our success is dependent upon our ability to attract and retain experienced management, marketing and industry personnel, particularly those with knowledge of the internet and on-line commerce. We face considerable competition from other companies in our industries, as well as other companies that market products via the internet or on-line commerce. If we cannot attract and retain personnel, we will have a difficult time succeeding.

BECAUSE KEY MEMBERS OF OUR MANAGEMENT OWN ALL OF THE CLASS B COMMON STOCK, THEY CAN CONTROL OUR AFFAIRS

         Messrs. Victor Jacobs, Herman Jacobs and Jack Jacobs collectively own 1,175,000 shares of our class B common stock, which has five votes per share and which, in the aggregate, represents approximately 17.2% of our outstanding capital stock and approximately 51% of the total voting power. The Class B owners are able to control us and direct our affairs, including:

         o        electing a majority of our directors;
         o        causing an increase in our authorized capital; or
         o causing our dissolution, merger or the sale of substantially all of our assets.

         The disproportionate vote afforded the class B common stock might also impede or prevent a change of control. As a result of the Class B voting power, potential acquirers may be discouraged from seeking to acquire control of us through the purchase of common stock, which could have a depressive effect on the price of our securities.

IF  PREFERRED STOCK IS ISSUED, IT MIGHT PREVENT OR DELAY A CHANGE OF CONTROL

         Our certificate of incorporation authorizes the issuance of 1,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our class A common stock. In the event of an issuance, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control. Although we have no present intention of issuing any shares of preferred stock, we cannot assure you that we will not do so in the future.

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                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         We have filed with the SEC a registration statement on Form S-3 to register shares of our class A common stock. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information with respect to us and our class A common stock, you may refer to the registration statement and to the exhibits and schedules filed as part of that registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC's web site.

         This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filing we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. Annual Report on Form 10-K for the fiscal year ended March 31, 2000; and
         2. Quarterly Reports on Form 10-Q for the period ended June 30, 1999, September 30, 1999 and December 31, 1999.

         You may request a copy of these filings, at no cost, by writing to us at our executive offices at 50 Emjay Boulevard, Brentwood, New York 11717,
Attention: David Shamilzadeh. Our telephone number is (516) 273-4000.

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This prospectus contains forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified because the context of the statement includes words such as "may," "will," "except," "anticipate," "intend," "estimate," "continue," "believe," or other similar words. Similarly, statements that describe our future plans, objectives and goals are also forward-looking statements. Our factual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed in "Risk Factors" and elsewhere in this prospectus.

                                 USE OF PROCEEDS

         The selling stockholder is selling all of the shares covered by this prospectus for its own account. Accordingly, we will not receive any proceeds from the resale of the shares. We will bear all expenses relating to this registration except for brokerage commissions and expenses, if any, which the selling stockholder will pay.

                                 DIVIDEND POLICY

         We have never declared or paid cash dividends on our class A common stock and we currently anticipate that we will retain all available funds for use in the operation of our business. Therefore, we do not anticipate paying any cash dividends on our class A common stock in the foreseeable future.

                               SELLING STOCKHOLDER

         We issued the shares of class A common stock covered by this prospectus to the selling stockholder under the terms of an asset purchase agreement dated as of December 9, 1999 by and among the selling stockholder, Norman Miller and us. Norman Miller is the sole shareholder of the selling stockholder. Under the terms of the asset purchase agreement, we have to date issued 110,243 shares of our class A common stock to the selling stockholder as part of the purchase price.

         The following table lists information regarding the selling stockholder's ownership of shares of our class A common stock as of July 17 2000, and as adjusted to reflect the sale of the shares. Information concerning the selling stockholder may change from time to time.

                                                                                   Shares of Class A Common Stock
                                                                                               Owned
                                                                                         after Offering (1)
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                                            Shares of
                                         Class A Common
                                      Stock Owned Shares
                                      Prior to Registered
                                          Offering (2)         Hereby (2)            Number            Percent
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Tri-State Pharmaceutical                     110,243            110,243                -0-               -0-

Consultants Corp.

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(1) Assumes that all of the shares of class A common stock offered hereby are sold.

(2) Does not include shares issuable to the selling stockholder as part of the remaining installments payable on account of the purchase price pursuant to the terms of the asset purchase agreement.

                            DESCRIPTION OF SECURITIES

GENERAL

         We are authorized to issue: 15,000,000 shares of class A common stock, of which 5,602,403 were issued and outstanding on July 17 2000 and 2,200,000 shares of class B common stock, of which 1,200,000 were issued and outstanding on July 17 2000. We are also authorized to issue 1,000,000 shares of preferred stock, $.001 par value. No shares of preferred stock are currently outstanding.

COMMON STOCK

         The holders of shares of class A common stock and class B common stock have no preemptive rights and the shares are not subject to redemption. The outstanding shares of class A common stock and class B common stock are duly and validly issued and fully paid and non-assessable.

         Holders of class A common stock and class B common stock are not entitled to cumulative voting. Holders of class A common stock are entitled to one vote per share on every matter on which common stockholders are entitled to vote. Holders of class B common stock are entitled to five votes per share on every matter on which common stockholders are entitled to vote.

         Holders of class B common stock may, at any time, convert their shares into class A common stock on a share for share basis.

         Except for the aforementioned voting and conversion rights, the class A common stock and class B common stock are identical in all respects.

PREFERRED STOCK

         We are authorized to issue 1,000,000 million shares of preferred stock, in one or more classes or series as determined from time to time by the board of directors.

         The board of directors has the authority to issue shares of preferred stock and to fix the number of shares and the relative rights, conversion rights, voting rights and the terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of these preferred shares, subject only to the limitations and restrictions contained in our certificate of incorporation. No stockholder approval is needed. The board of directors is empowered to issue preferred stock with rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of an issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

DELAWARE LAW ANTI-TAKEOVER PROVISIOn

         We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. This provision could make it more difficult for an "interested stockholder" to obtain control of us without the approval of the board of directors.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the class A common stock is Continental Stock Transfer and Trust Company.

                              PLAN OF DISTRIBUTION

         The selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of class A common stock in private transactions or on any stock exchange, market or trading facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o        privately negotiated transactions;

o        short sales;

o broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

o        a combination of any such methods of sale; and

o        any other method permitted pursuant to applicable law.


         The selling stockholder may also sell shares under rule 144 of the securities act, if available, rather than under this prospectus.

         The selling stockholder may also engage in short sales against the box, puts and calls, derivatives and other transactions in our securities and may sell or deliver shares in connection with these trades. The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales. If a sale occurs, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware may:

         o indemnify any director, officer, employee or agent who worked directly for it or who worked at its request for another enterprise and was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than a derivative action by or in the right of the corporation.

         o indemnify against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by any of the aforementioned people in connection with the action, suit or proceeding if this person acted in good faith and in a manner this person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, the corporation had no reasonable cause to believe that this person's conduct was unlawful.

         o in the case of a derivative action, indemnify any person against expenses actually and reasonably incurred by this person in connection with the defense or settlement of the action or suit, if this person acted in good faith and in a manner this person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which this person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which the action was brought determines that this person is fairly and reasonably entitled to indemnity for his/her expenses.

         Our certificate of incorporation also provides that our directors shall not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for:

         o liability resulting from a breach of the director's duty of loyalty to our stockholders
         o        intentional misconduct or willful violation of law
         o        actions or inactions not in good faith
         o unlawful stock purchases or payments of a dividend under Delaware law
         o transactions from which the director derives improper personal benefit.

     This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law.

         Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers and controlling persons of small business issues pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the securities act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         Parker Chapin LLP, New York, New York will pass upon the validity of the securities offered hereby.

                                     EXPERTS

         The consolidated financial statements as of March 31, 2000 and 1999 for the years ended March 31, 2000 and 1999 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Mayer Rispler & Company, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


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         WE HAVE NOT AUTHORIZED ANY DEALER,
SALESPERSON OR ANY OTHER PERSON TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN
THIS PROSPECTUS. YOU MUST NOT RELY ON ANY
UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT
OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION
WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS
PROSPECTUS IS CURRENT AS OF JULY 17, 2000.                                                   110,243 SHARES OF
                                                                                            CLASS A COMMON STOCK

                   TABLE OF CONTENTS

                                                 Page

Risk Factors .......................................3
Where You Can Find More
Information About Us................................5
Use of Proceeds.....................................6
Dividend Policy.....................................6
Selling Stockholders ...............................7
Description of Securities...........................8
Plan of Distribution ...............................9
Indemnification for Securities
Act Liabilities....................................10
Legal Matters......................................10                                              PROSPECTUS
Experts ...........................................10



                                                                                                 August 10, 2000
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